Aerkomm Inc.

921 Incline Way #39

Incline Village, NV 89451

March 30, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Joshua Shainess

Re:	Aerkomm Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 12, 2018

File No. 222208

Dear Mr. Shainess:

We hereby submit the responses of Aerkomm Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 13, 2018, providing the Staff’s comments with respect to Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Market for Common Equity and Related Stockholder Matters, page 33

1.	We note your revised disclosure in response to comment 2. Your disclosure indicates that you plan to file an application for listing on either the NYSE or Nasdaq prior to the effective date of this registration statement. Please update your disclosure prior to requesting effectiveness to identify the exchange and confirm that your application has been filed. We note your disclosure about providing a full year of audited financial statements and successful completion of this offering as prerequisites for listing on the NYSE or Nasdaq. Additionally, clarify how you intend to satisfy the other initial listing standards of either exchange. For example, if the Company chooses the NYSE, tell us how the Company satisfies the requisite market value of publicly held shares, average monthly trading volume requirement, and earnings or global market capitalization tests.

Response: Concurrently with the filing of this response letter, the Company has filed an Amendment No. 3 to the Registration Statement (the “Amendment”). In the Amendment, we have revised our disclosure regarding our application to either the NYSE or the Nasdaq to indicate that we will be filing our application only after we file audited financial statements for our new, changed fiscal year ending March 31, 2018, and that we expect to meet the various listing requirements as a result of completion of this offering.

U.S. Securities and Exchange Commission

March 30, 2018

Executive Compensation, page 68

2.	Please revise your header on page 68 to reflect that the summary compensation table encompasses executive compensation information for the fiscal year ended December 31, 2017. Additionally, revise your disclosure on page 69 to address whether there are any outstanding options held by your named executive officers as of the end of your fiscal year ended December 31, 2017.

Response: We have revised this disclosure in the Amendment.

General

3.	Please ensure that your filing discloses all information currently represented by blanks, except information that Rule 430A permits you to exclude. We note, for example, that you have not yet disclosed the number of shares of common stock being offered, an estimate of the net proceeds at various levels of success (e.g. minimum, 50%, 75% and maximum amounts sold), based on a bona fide estimate of the public offering price, and all other information not permitted to be omitted pursuant to Rule 430A (e.g., Capitalization and Dilution tables).

Response: We have filled in all blanks in the Amendment, as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (877) 742-3094 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Aerkomm Inc.

By:	/s/ Jeffrey Wun
Jeffrey Wun
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.